UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2015

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

METHANEX CORPORATE MANUAL

SECTION:		SUB-SECTION:
	Corporate Governance		Corporate Policies
TITLE:		DOCUMENT #:
	CODE OF BUSINESS CONDUCT		CG1CP016

1.0	Scope

All directors, officers and employees of Methanex Corporation and its subsidiaries (“Employee(s)”).

2.0	Purpose

To provide Methanex Employees with:

a)	a set of standards meant to assist them in avoiding wrong-doing and to promote honest and ethical behavior in the conduct of the Company’s business; and,

b)	a process for reporting suspected violations of the Code.

3.0	Responsibility and Accountability

3.1	The Company has the responsibility to communicate this Code to all Employees.

3.2	Each supervisor is responsible for communicating the expectations contained in this Code to all Employees under his or her supervision.

3.3	All Employees have the responsibility to understand, and conduct him or herself in accordance with this Code.

3.4	This Code cannot address every situation that Employees might face. If faced with a difficult business situation that is not specifically addressed by this Code but raises questions about the appropriate course of conduct, the Employee should ask him or herself the following questions:

•	Is it honest?

•	Is it in the best interests of the Company?

•	Does this course of action make me feel good about myself and the Company?

•	Would I feel comfortable if an account of my actions were published with my name in the newspaper?

If the answer to any of these questions is “no,” it is doubtful that the course of conduct is consistent with this Code and the Employee must discuss the proposed course of conduct with his or her supervisor.

Issue Date:	March 6, 2015	Page:	1 of 8
Approved:	Board of Directors	Revision #:	13

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METHANEX CORPORATE MANUAL

SECTION:		SUB-SECTION:
	Corporate Governance		Corporate Policies
TITLE:		DOCUMENT #:
	CODE OF BUSINESS CONDUCT		CG1CP016

4.0	Policy

4.1	Employees to Act Honestly and Legally

Employees, in discharging their duties, have a legal obligation to act honestly, ethically, in good faith and with the best interests of the Company in mind. No Employee, regardless of position, is expected or permitted to commit a dishonest, unethical or illegal act in carrying out his or her employment duties, or to instruct other Employees to do so.

4.2	Compliance with the Law

All Employees, in discharging their duties, must comply with the applicable laws, rules and regulations of federal, state, provincial and local governments, and other private and public regulatory agencies.

4.3	Fair Dealing with Third Parties

All Employees shall act ethically and honestly when dealing with investors, suppliers, customers, government representatives, community members, competitors and other third parties. Agents who are contracted by the Company shall be instructed to carry out their activities in compliance with this Code.

4.4	Compliance with Competition Laws

All Employees shall comply fully with the competition laws of the jurisdictions in which the Company does business. For complete information, refer to the Competition Law Policy.

4.5	Conflict of Interest

Employees must avoid conflicts of interest with the Company. A conflict of interest may be actual, apparent or potential and exists whenever an individual’s personal interests directly or indirectly interfere or conflict or appear to interfere or conflict with one’s obligation as an Employee to act in the best interests of the Company.

Conflicts of interest include:

•	taking for oneself an opportunity discovered through the use of corporate information or position;

•	using corporate property, information or position for the Employee’s benefit, whether direct or indirect; or,

•	competing with the Company.

Issue Date:	March 6, 2015	Page:	2 of 8
Approved:	Board of Directors	Revision #:	13

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METHANEX CORPORATE MANUAL

SECTION:		SUB-SECTION:
	Corporate Governance		Corporate Policies
TITLE:		DOCUMENT #:
	CODE OF BUSINESS CONDUCT		CG1CP016

Where a situation arises where a conflict of interest exists or may exist, the Employee must handle the situation in an ethical manner. If the Employee has any doubt as to how a situation is to be handled, the Employee must discuss the situation with his or her supervisor.

4.6	Responsible Care

All Employees are expected to be aware of and comply with all policies with respect to Responsible Care and the environment.

4.7	Confidential Information

In the course of employment, Employees may be given access to or become aware of confidential information of the Company or the confidential information of a third party who has disclosed such information to the Company. Employees are to protect all such confidential information from loss, theft or misuse.

Each Employee must sign and comply with a Secrecy Agreement, which restricts the disclosure of information.

4.8	Fiscal Integrity and Responsibility

All Employees are required to deal with the Company’s assets with the strictest integrity.

Company assets are not to be used for personal gain or benefit.

4.9	Good Ambassadorship

The Company considers all Employees to be ambassadors of the Company in their business and personal lives. While the Company supports the freedom of the individual to pursue life in his or her own way outside of business hours, Employees are encouraged to act in a manner which upholds their good reputation and, by extension, the good reputation of the Company.

4.10	Equal Opportunity

The Company is committed to providing a work environment that enables all Employees to pursue their careers free from any form of unlawful discrimination.

4.11	Harassment

All Employees have a right to work in an environment free from all forms of harassment. All Employees are expected to be aware of and comply with the Anti-Harassment Policy and Procedure.

Issue Date:	March 6, 2015	Page:	3 of 8
Approved:	Board of Directors	Revision #:	13

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METHANEX CORPORATE MANUAL

SECTION:		SUB-SECTION:
	Corporate Governance		Corporate Policies
TITLE:		DOCUMENT #:
	CODE OF BUSINESS CONDUCT		CG1CP016

4.12	Making Public Statements including in Social Media

As private citizens, Employees are entitled to express their personal opinions publicly including in social media. However, the Company considers its reputation and brand to be important corporate assets and Employees are not to make disparaging statements about the Company. Employees are not to give the impression of speaking on behalf of the Company unless duly authorized in accordance with the Corporate Disclosure Policy. Whether publicly or online, Employees should not make statements about other Employees or any other person which could be considered discriminatory, defamatory, insulting or harassing as criminal or civil liability may arise. For complete information, please refer to the Corporate Disclosure Policy and the Social Media & Networking Policy.

4.13	Gifts, Gratuities and Entertainment

Employees are not to give nor accept gifts, gratuities or entertainment of such value that they could influence Company business dealings. For complete information, refer to the Corporate Gifts and Entertainment Policy.

4.14	Political Donations

The Company recognizes that it will from time to time receive requests for political donations. Globally, the Company does not make any political donations to government officials or political parties or take part in any party politics. For complete information, refer to the Political Donation Policy.

4.15	Corrupt Practices

Employees are not to participate in or in any way be involved in corrupt practices including receiving or paying kickbacks or bribes or corrupting domestic or foreign public officials. For complete information, refer to the Corrupt Payments Prevention Policy.

4.16	Insider Trading

Employees are not to trade in securities of Methanex if they are in possession of material information that has not been generally disclosed to the marketplace. For complete information, refer to the Confidential Information and Trading in Securities Policy.

4.17	Alcohol and Drugs

Any use of alcohol or misuse of prescription drugs, or the use of any illegal drugs, may jeopardize job safety and performance, and is not allowed in the Methanex workplace.

Issue Date:	March 6, 2015	Page:	4 of 8
Approved:	Board of Directors	Revision #:	13

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METHANEX CORPORATE MANUAL

SECTION:		SUB-SECTION:
	Corporate Governance		Corporate Policies
TITLE:		DOCUMENT #:
	CODE OF BUSINESS CONDUCT		CG1CP016

Employees must not enter the workplace under the influence of alcohol or illegal drugs. Employees who are taking drugs that may impair safety and performance must report this to their supervisor at the commencement of work.

4.18	Accurate Business Records

Methanex has a policy of maintaining accurate and complete business and financial records and accounts. In order for this policy to be upheld and for the Company to meet its legal and regulatory obligations, Methanex expects that all of its Employees will act in such a way and in accordance with internal control systems so as to maintain the accuracy and completeness of the Company’s records.

No Employee is to create or participate in the creation of (or falsification or alteration of) any record which is intended to mislead anyone or conceal anything. Employees are also expected to co-operate and be honest and accurate when dealing with internal or external auditors concerning the Company’s business.

As a public company, Methanex is required by law to disclose its financial results and other business information to regulatory agencies, stock exchanges and the public. It is the Company’s policy that such disclosure be full, fair, accurate, timely and understandable. To that end, Methanex requires that all of its Employees, including the President and Chief Executive Officer, the Chief Financial Officer and the Controller, furnish information to ensure proper disclosure. For complete information, refer to the Corporate Disclosure Policy.

4.19	Annual Certification of Code

All senior leaders (which may be determined by the “Senior Leaders Communication” email distribution list), including the President and Chief Executive Officer, the Chief Financial Officer and the Corporate Controller, and all directors and officers of Methanex Corporation and of Methanex’s wholly-owned subsidiaries, are required annually to sign a statement (substantially similar to the one found at Appendix A).

5.0	Code Violations

5.1	Reporting Code Violations

Employees must promptly report any conduct or proposed conduct that they reasonably believe to be a violation of this Code. If an Employee reasonably believes that a violation of the Code has occurred or may occur, the Employee is encouraged to speak to his or her supervisor. The supervisor will promptly

Issue Date:	March 6, 2015	Page:	5 of 8
Approved:	Board of Directors	Revision #:	13

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METHANEX CORPORATE MANUAL

SECTION:		SUB-SECTION:
	Corporate Governance		Corporate Policies
TITLE:		DOCUMENT #:
	CODE OF BUSINESS CONDUCT		CG1CP016

contact the Vice President, Legal who will investigate the concern. If the Employee is uncomfortable in talking to the supervisor about the matter, the Employee may contact any member of the Legal Department. The Employee may also report the suspected violation by contacting the Ethics Hotline which is a confidential, 24-hour a day worldwide service. The Employee may choose to remain anonymous when contacting the Ethics Hotline. Complete information about the Ethics Hotline and how to contact it is available on the Company’s intranet.

Reported violations of this Code will be handled promptly, professionally, and with as much confidentiality as possible. All reports will be investigated by the Vice President, Legal and forwarded to appropriate members of management or the Board of Directors for follow up. An Employee alleged to be in violation of this Code will be given an opportunity to present his or her version of the events.

If it is determined that an Employee has violated this Code, disciplinary action will be taken against the Employee and, depending on the nature and severity of the violation, such action may include termination of employment. Certain violations also may require the Company to refer the matter to criminal or civil authorities for investigation or prosecution.

Any supervisor who directs or approves of conduct in violation of this Code, or who has knowledge of such conduct and does not promptly report it, is also subject to disciplinary action, up to and including employment termination.

In the case of an alleged violation by an executive officer or director, the Chairman and/or CEO and the Board of Directors are responsible for determining whether a violation has occurred and, if so, what disciplinary measures are appropriate.

5.2	Concerns and Violations Regarding Accounting or Audit Matters

An Employee with concerns about questionable accounting or auditing matters may report such concerns to the Vice President, Legal by contacting the Ethics Hotline which is a confidential, 24-hour a day worldwide service. Complete information about the Ethics Hotline and how to contact it is available on the Company’s intranet. The Vice President, Legal will advise the Chairman of the Board and the Chair of the Audit, Finance and Risk Committee of the Board of Directors of all reports received. The Vice President, Legal and the Chair of the Audit, Finance and Risk Committee will determine how each concern is to be investigated and by whom. The Vice President, Legal will maintain a record of all

Issue Date:	March 6, 2015	Page:	6 of 8
Approved:	Board of Directors	Revision #:	13

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METHANEX CORPORATE MANUAL

SECTION:		SUB-SECTION:
	Corporate Governance		Corporate Policies
TITLE:		DOCUMENT #:
	CODE OF BUSINESS CONDUCT		CG1CP016

concerns received regarding accounting, internal accounting controls, and auditing matters and provide it to the Audit Finance and Risk Committee each fiscal quarter.

5.3	No Retaliation

The Company does not consider reporting a known or suspected violation of the Code to be an act of “disloyalty to the Company” and it is against Company policy to retaliate against any Employee who reports what he or she reasonably believes to be a violation or suspected violation of this Code. This means that Employees will not be disciplined, demoted, fired, threatened, harassed or discriminated against in any way for voicing concern about a violation or potential violation so long as the Employee acts honestly and in good faith. Employees have an obligation to co-operate with any investigations related to a potential breach of this Code. Any reprisal or retaliation against an Employee who has in good faith reported a known or suspected violation of this Code is itself cause for disciplinary action, including termination. While it is the Company’s hope to address suspected or actual violations of the Code internally, nothing in this Code should discourage Employees from reporting suspected or actual illegal conduct to an appropriate government authority.

6.0	Waiver of code

Occasions may arise where a waiver of this Code is warranted. It is expected that such occasions would be rare. On such occasions, a waiver of this Code may be made only with the consent of the Board of Directors in respect of the actions of an executive officer or director. The waiver, together with the reasons for the waiver, will be disclosed as required by law.

7.0	References

Anti-Harassment Policy (CR1HR011)

Anti-Harassment Procedure (CR2HR012)

Competition Law Policy (CD2GN010)

Confidential Information and Trading in Securities Policy (CG2CP018)

Corporate Gifts and Entertainment Policy (CD2GN011)

Corporate Disclosure Policy (CG1CP027)

Corrupt Payments Prevention Policy (CG1CP029)

Environment Policy (CG1CP012)

End User Policy for Use of Information Technology (CF2IT103)

Political Donation Policy (CG1CP019)

Global Responsible Care – Guiding Principles Policy (CG1CP010)

Social Media & Networking Policy (CD1GN001)

Issue Date:	March 6, 2015	Page:	7 of 8
Approved:	Board of Directors	Revision #:	13

Uncontrolled Copy

METHANEX CORPORATE MANUAL

SECTION:		SUB-SECTION:
	Corporate Governance		Corporate Policies
TITLE:		DOCUMENT #:
	CODE OF BUSINESS CONDUCT		CG1CP016

Appendix A

•	I acknowledge that I have read and understand the Methanex Code of Business Conduct and I agree to observe its contents.

•	I also acknowledge that section 3.2 of the Code makes supervisors of Methanex Employees responsible for communicating the expectations contained in the Code to all Employees under their supervision.

☐	Supervisor of Methanex Employee/s (please tick if appropriate)

Signature:	Date:

Name:

Title:

Issue Date:	March 6, 2015	Page:	8 of 8
Approved:	Board of Directors	Revision #:	13

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: March 12, 2015	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	Vice President, Legal, Assistant General Counsel & Corporate Secretary